        As filed with the Securities and Exchange Commission on January 11, 2000
                                                        Commission File No. 333-

--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              --------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                           VENTURI TECHNOLOGIES, INC.
                 (Name of small business issuer in its charter)

       NEVADA                            7217                     87-0580279
 (State of jurisdiction of     (Primary Standard Industrial   (I.R.S. Employer
     incorporation or              Classification Code         Identification
       organization)                     Number)                   Number)

                               763 NORTH 530 EAST
                                   OREM, UTAH
                                 (801) 235-9552
  (Address and telephone number of registrant's principal executive offices and principal place of business)

                                GAYLORD M. KARREN
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                               763 NORTH 530 EAST
                                OREM, UTAH 84097
                                 (801) 235-9552
            (Name, address and telephone number of agent for service)

                             ----------------------

                                   Copies to:

     RANDALL A. MACKEY, ESQ.                        RANDY K. JOHNSON, ESQ.
     MACKEY PRICE & WILLIAMS                        VENTURI TECHNOLOGIES, INC.
     170 SOUTH MAIN STREET, SUITE 900               763 NORTH 530 EAST
     SALT LAKE CITY, UTAH 84101-1655                OREM, UTAH 84097
     TELEPHONE:  (801) 575-5000                     TELEPHONE: (801) 235-9552

                APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
   AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

                             -----------------------

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

      If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reimbursement plans check the following box. /X/

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement for the same offering. / /

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           ---------------------------

                         CALCULATION OF REGISTRATION FEE

===================================================================================================================================
                                                                                               PROPOSED
                            TITLE OF EACH                                                      MAXIMUM     PROPOSED
                               CLASS OF                                            AMOUNT      OFFERING    MAXIMUM      AMOUNT OF
                           SECURITIES TO BE                                         TO BE     PRICE PER   AGGREGATE    REGISTRATION
                              REGISTERED                                          REGISTERED  SHARE (1) OFFERING PRICE     FEE
-----------------------------------------------------------------------------------------------------------------------------------
Resale of Common Stock issuable upon conversion of Series A Preferred Stock .....     70,437  $2.50     $   176,093    $   46,49
Resale of Common Stock issuable upon conversion of Series B Preferred Stock .....  1,190,000  $2.50     $ 2,975,000    $  785.40
Resale of Common Stock issuable upon conversion of Series D Preferred Stock .....  4,607,476  $2.50     $11,518,690    $3,040.93
Resale of Common Stock issuable upon conversion of Series E Preferred Stock .....  1,121,076  $2.50     $ 2,802,690    $  739.91
Resale of Common Stock issuable upon exercise of Sentry Warrants ................     83,333  $2.50     $   208,333    $   55.00
Resale of Common Stock issuable upon exercise of Franklin Warrants ..............    250,000  $2.50     $   625,000    $  165.00
Resale of Common Stock issuable upon exercise of Aspen Capital Warrants .........  1,000,000  $2.50     $ 2,500,000    $  660.00
Resale of Common Stock issuable upon exercise of ESL Options ....................    100,000  $2.50     $   250,000    $   66.00
Resale of Common Stock issued to certain holders of Common Stock ................  2,339,000  $2.50     $ 5,847,500    $1,543.74
                                                                                                                       ---------
            Total Registration Fee ..............................................                                      $7,102.47
                                                                                                                       =========
===================================================================================================================================

                                                   (FOOTNOTES ON FOLLOWING PAGE)

(1) Calculated in accordance with Rule 457(c) on the basis of the average of the bid and asked prices as of January 5, 2000, of Registrant's Common Stock as reported by the NASD OTC Bulletin Board automated quotation system.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said
Section 8(a), may determine.

                           VENTURI TECHNOLOGIES, INC.

                              CROSS REFERENCE SHEET

                  FORM S-3 ITEM NO. AND CAPTION                       PROSPECTUS CAPTION
                  -----------------------------                       ------------------
Item 1.     Front of Registration Statement and                       Outside Front Cover Page
            Outside Front Cover Pages of Prospectus

Item 2.     Inside Front and Outside Back Cover                       Inside Front and Outside Back
            Pages of Prospectus                                        Cover Pages

Item 3.     Summary Information , Risk Factors and Ratio              Prospectus Summary; Risk
            of Earnings to Fixed Charges                               Factors

Item 4.     Use of Proceeds                                           Use of Proceeds

Item 5.     Determination of Offering Price                           Not Applicable

Item 6.     Dilution                                                  Not Applicable

Item 7.     Selling Security Holders                                  Selling Securityholders, Optionholders and
                                                                       Shareholders

Item 8.     Plan of Distribution                                      Outside Front Cover Page; Plan of Distribution

Item 9.     Description of Securities                                 Outside Front Cover Page; Description of Securities

Item 10.    Interests of Named Experts and Counsel                    Legal Matters; Exhibits

Item 11.    Material Changes                                          Not Applicable

Item 12.    Incorporation of Certain Information by                   Documents Incorporated by  Reference
            Reference

Item 13.    Disclosure of Commission Position                         Description of Securities
            on Indemnification for Securities                          Plan of Distribution
            Act Liabilities

Item 14      Other Expenses of Issuance and Distribution              Other Expenses of Issuance and Distribution

Item 15.    Indemnification of Directors and Officers                 Indemnification of Directors
                                                                       and Officers

Item 16.    Exhibits                                                  Exhibits

Item 17     Undertakings                                              Undertakings

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state.

                 SUBJECT TO COMPLETION, DATED JANUARY 12, 2000

PROSPECTUS

                        10,761,322 Shares of Common Stock

                           VENTURI TECHNOLOGIES, INC.

       We provide carpet cleaning and fire and flood restoration services using proprietary technology known as the VenturiClean-SM- System. We believe our new process for cleaning carpets represents a major advance in carpet cleaning technology. Only the patented VenturiClean-SM- System uses our proprietary non-toxic, non-detergent, non-surfactant, high temperature and molecularly-aligned water that creates a "super-wet" cleaning fluid ("EPA" water). The VenturiClean-SM- System recovers most of the water applied to carpets, reducing drying time, while also killing and removing almost all foreign contaminants and pathogens, all with zero toxicity. No other carpet cleaning system uses the same water treatment, high temperatures, retrieval, and fluid control system as our company.

       Our strategy is to consolidate the highly fragmented professional carpet cleaning services industry by acquiring independent carpet cleaning companies nationwide. We presently operate in Utah, Texas, California, Nevada, Arizona, Florida, Kentucky and Vancouver, British Columbia. We have identified acquisition targets in several other states, and we plan to have a nationwide presence within the next 12 to 18 months. We plan to expand our operations to other states through acquisitions, until the VenturiClean-SM-System is in use throughout the United States.

       Our primary purpose in registering Common Stock for resale is to raise money to acquire smaller, independent carpet cleaning companies as part of our strategy to consolidate the highly fragmented carpet cleaning services industry, and to provide funds for our general operations. We are registering for resale a total of 10,761,322 shares of Common Stock.

       The Prospectus supercedes all prior registrations. Our shares are quoted on the NASD OTC Bulletin Board under the symbol VTIX. On January 5, 2000, the closing sales price for our Common Stock was $2.50 per share.

       INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

       NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   This Prospectus is dated January ___, 2000.

                              AVAILABLE INFORMATION

       We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended and, in accordance therewith, we file reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices at Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511, and at 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains a web site at http:/www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including our company.

       We have filed with the Commission a Registration Statement (together with all amendments and exhibits) on Form S-3 under the Securities Act of 1933, as amended, with respect to the Common Stock offered pursuant to this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any agreement or other document referred to herein are not necessarily complete and reference is made to the copy of such agreement or to the Registration Statement and to the exhibits and schedules filed therewith. Copies of the material containing this information may be obtained from the Commission upon payment of the prescribed fee.

                               PROSPECTUS SUMMARY

       This summary highlights some information from the prospectus. It may not contain all of the information that is important to you. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors and the financial statements.

                                   THE COMPANY

       We provide carpet cleaning and fire and flood restoration services using proprietary technology known as the VenturiClean-SM- System. We believe our new process for cleaning carpets represents a major advance in carpet cleaning technology. Only the VenturiClean-SM- System uses our proprietary non-toxic, non-detergent, non-surfactant, high temperature and molecularly-aligned water that creates a "super-wet" cleaning fluid ("EPA" water). The patented VenturiClean-SM- System recovers most of the water applied to carpets, reducing drying time, while also killing and removing almost all foreign contaminants and pathogens, all with zero toxicity. No other carpet cleaning system uses the same water treatment, high temperatures, retrieval, and fluid control system as our company.

       We are a Nevada corporation incorporated on January 30, 1997, and are the successor to a Texas corporation of the same name which was incorporated in August 1994. Our strategy is to consolidate the highly fragmented professional carpet cleaning services industry by acquiring independent carpet cleaning companies nationwide. We presently operate in Utah, Texas, California, Nevada, Arizona, Florida, Kentucky and Vancouver, British Columbia. We have identified acquisition targets in several other states, and we plan to have a nationwide presence within the next 12-18 months. We plan to expand our operations to other states through acquisitions, until the VenturiClean-SM- System is in use throughout the United States.

       We are executing a two-part growth strategy: (1) gain new markets through strategic acquisitions; and (2) expand market share in existing markets through our proprietary technology and superior service. Our growth strategy secures immediate market share through strategic acquisitions, while our superior cleaning technology allows us to quickly penetrate those markets, thus expanding market share, reducing competition, and increasing revenues. Significantly, our superior technology, its focus on customer satisfaction and implementation of an aggressive marketing program has resulted in an across-the-line increase in the number of trucks operated per base and per truck revenues. The increase in same base sales following acquisition is something that sets us apart from most other roll-up companies.

       Carpet cleaning has changed little in past decades, and barriers to entry have remained low. Consequently, there are approximately 50,000 carpet-cleaning companies (independent and franchises) in the United States generating an estimated $10 billion in annual revenues. The largest of these companies holds only a 2% market share. Our objective is to change this by using our patented technology, quality customer service, aggressive marketing, and public structure to become the major company in the carpet cleaning industry.

       Beaulieu Group, LLC, a privately owned carpet manufacturer, is a major shareholder and strategic partner with us. Beaulieu is one of the top three carpet manufacturers in the world with annual revenues exceeding $1.5 billion. Beaulieu sells its products through a national network of over 30,000 dealers. Beaulieu and our company expect to benefit from cross selling our respective products and services.

                                  THE OFFERING

Securities Offered ............  The resale 10,761,322 shares of Common Stock, consisting of (i) the resale of 70,437 shares of Common Stock issuable upon the conversion of our Series A Convertible
                                 Preferred Stock (the "Series A Preferred Stock"); (ii) the resale of 1,190,000 shares of
                                 Common Stock issuable upon the conversion of our Series B Convertible Preferred Stock
                                 (the "Series B Preferred Stock"); (iii) the resale of 4,607,476 shares of Common Stock issuable upon the conversion of our Series D Convertible Preferred Stock (the "Series D
                                 Preferred Stock"); (iv) the resale of 1,121,076 shares of Common Stock issuable upon the conversion of our Series E Convertible Preferred Stock (the "Series E Preferred Stock");
                                 (v) the resale of 1,433,333 shares of Common Stock issuable upon the exercise of warrants granted to Sentry Financial Corporation ("Sentry Warrants"), Franklin Funding ("Franklin
                                 Warrants") and Aspen Capital Resources, LLC ("Aspen Capital Warrants") and options granted to Equity Services, Ltd. ("ESL Options"); and (vi) the resale of 2,324,000 shares of Common Stock, including 15,000 shares of Common Stock held by James K. Stone,
                                 Executive Vice President of Operations and a director of the Company, pursuant to registration rights granted to certain individuals and entities. Each share of Series A
                                 Preferred Stock is convertible at a conversion ratio of 1.0393585771 shares of Common
                                 Stock for each share of Series A Preferred Stock.  Each share of Series B Preferred Stock is convertible at a conversion ratio of five shares of Common Stock for each share of Series
                                 B Preferred Stock. Each share of Series D Preferred Stock is convertible at a conversion ratio of two shares of Common Stock for each share of Series D Preferred Stock.  Each
                                 Sentry Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $.10 per share.  Each Franklin Warrant entitles the holder to purchase one share of Common Stock at exercise prices ranging from $.01 to $3.00 per share.  Each Aspen
                                 Capital Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $2.40 per share.  Each ESL Option entitles the holder to purchase one share of
                                 Common Stock at an exercise price of $3.00 per share.   The selling security holders may
                                 offer their shares through public or private transactions, at prevailing market prices, or at privately negotiated prices.  See "Securityholders Registering Shares" and "Description of
Common Stock                     Securities."
outstanding prior to the
offering ......................  11,179,532 shares

Common Stock
outstanding after the
offering (1)...................  19,601,854 shares

Use of Proceeds................  All funds received by the Company upon the exercise of the warrants and options will be used for general corporate purposes.  We will not receive any proceeds from the conversion of the Series A, Series B, Series D or Series E Preferred Stock.  See "Use of Proceeds."

Risk Factors...................  The offering involves a high degree of risk. See "Risk Factors."

OTC Bulletin Board
Common Stock symbol............  VTIX

----------------------

(1) Assumes all preferred stock is converted to Common Stock and all options and warrants whose underlying Common Stock is being registered herein are exercised.

                       DOCUMENTS INCORPORATED BY REFERENCE

       The following documents filed by us with the Securities and Exchange Commission are incorporated herein by reference:

       1.   Annual Report on Form 10-KSB for the year ended December 31, 1998;

       2. Quarterly Reports on Forms 10-QSB for the quarters ended March 31, 1999, June 30, 1999, and September 30, 1999;

       3. Current Reports on Form 8-K dated October 19, 1999, as filed on November 17, 1999; dated November 15, 1999, as filed on November 30, 1999; and dated December 15, 1999, as filed on December 30, 1999.

       4. The description of our Common Stock contained on the Registration Statement on Form 8-A as filed on December 18, 1999.

       All documents subsequently filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended and prior to the termination of this offering, shall be deemed to be incorporated by reference in this Prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

       We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents that have been incorporated herein by reference, other than Exhibits to such documents (unless such Exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to: Joe Fox, Vice President of Investor Relations, Venturi Technologies, Inc., 763 North 530 East, Orem, Utah 84097, (801) 235-9552.

                                  RISK FACTORS

       Before you invest in our Common Stock, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all of the other information included in this prospectus before you decide to purchase shares of our Common Stock. No investment should be made by any person who is not in a position to lose the entire amount of his or her investment.

       Some of the information in this prospectus may contain forward-looking statements. Such statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other forward-looking information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted in this section and other factors noted throughout this prospectus, including certain risks and uncertainties, could cause our actual results to differ materially from those contained in any forward-looking statement.

INDEPENDENT ACCOUNTANT RAISES SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN

       The opinion rendered by Child & Company, our independent accountant, on our financial statements states that we incurred a net loss of $6,368,411 during the year ended December 31, 1998, and that at the end of the same period we reported a retained earnings deficit of $8,086,079. These factors raise substantial doubt about our ability to continue as a going concern.

ACQUISITION RISKS

       A primary component of our growth strategy is the acquisition of independent professional carpet cleaning companies. The successful implementation of our acquisition strategy is dependent on our ability to identify suitable acquisition candidates, acquire such companies on suitable terms and integrate their operations with our operations. There can be no assurance that we will be able to acquire such companies on suitable terms.

       Acquisitions may also involve a number of special risks, including:
(i) adverse effects on our operating results, including increased goodwill amortization related to acquired companies and interest expense related to debt incurred to affect acquisitions; (ii) diversion of management attention;
(iii) risks associated with unanticipated problems, liabilities or contingencies resulting from acquisitions and entries into new geographic markets; (iv) difficulties related to the integration of acquired businesses, some of which may have different cultures, operating strategies, margins or business risks; (v) increased general and administrative expenses incidental to our expansion into new geographic markets; and (vi) inability to achieve the synergies that we believe our business plan may provide. Furthermore, if we consummate significant acquisitions in which the consideration consists of stock, or is financed with the net proceeds of the issuance of stock, our shareholders could suffer a significant dilution of their equity interests. There is no assurance that any of the factors discussed above will not have a material adverse effect on our business.

IF WE ARE UNABLE TO ATTRACT AND RETAIN KEY PERSONNEL, OUR BUSINESS WILL SUFFER

       Our success is heavily dependent upon the continued active participation of our current executive officers, key employees and consultants, particularly Gaylord M. Karren and John M. Hopkins. Loss of the services of one of these executives, employees or consultants could have a material adverse effect upon the development of our business. We have no employment agreement with Mr. Karren or Mr. Hopkins; however we do maintain "key man" life insurance on their lives. We do not have employment contracts with or life insurance on most of our other officers or employees. We cannot guarantee that we will be able to recruit or retain other qualified personnel should this become necessary. Our inability to retain and attract the necessary technical, managerial, marketing and customer service personnel could have a material adverse effect on our business, prospects, financial condition and results of operations.

PROJECTIONS

       This Prospectus contains information, such as projections, future expectations and other "forward-looking" statements (that is, projections of revenues, income or loss, earnings or losses, capital expenditures or other financial items; statements of plans and objectives for future operations; statements of future economic performance; and statements of the assumptions on which the foregoing are based). This information and statements represent our objectives, expectations or beliefs. Generally, such statements can be identified by use of the words may, will, expect, believe, anticipate, intend, estimate, continue or similar phrases. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements.

LIMITED OPERATING HISTORY

       We have a limited operating history upon which to base an evaluation of its prospects. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of development. These risks include inability to sustain profit margins, to achieve expected growth levels, to attract sufficient capital for acquisitions and equipment purchases, and lack of experience in managing growth.

COMPETITION

       Some of our current and potential competitors in the carpet cleaning industry have longer operating histories, larger customer bases, greater brand name recognition and significantly greater financial, marketing and other resources. In responding to changes in the competitive environment, we may make decisions or acquisitions that could have a material adverse effect on our business, prospects, financial condition and results of operations. New technologies and the expansion of existing technologies may increase the competitive pressures on us.

RELIANCE ON THIRD PARTIES FOR EQUIPMENT

       We rely upon third parties to manufacture certain equipment used in our business. If any one of the manufacturers was unable or unwilling to continue manufacturing and selling the necessary equipment, our business, results of operations and financial condition could be materially adversely affected. We do not maintain business interruption insurance.

MANAGEMENT OF POTENTIAL GROWTH

       We have expanded our operations very quickly, and expect that further expansion will be required to exploit the potential for growth and consolidation in the carpet cleaning industry. This expansion has placed, and will continue to place, a significant strain on our management, operations and financial resources. To manage our expected growth, we must improve existing, and implement new, transaction-processing, operational and financial systems, procedures and controls, and expand, train and manage our already growing employee base. We also may be required to expand our finance, administrative and operations staff. We cannot guarantee that our current and planned personnel, systems, procedures and controls will be adequate to support future operations, or that we will be able to successfully identify, manage and exploit existing and potential market opportunities. If we cannot manage growth effectively, our business, prospects, financial condition and results and operations could be adversely affected.

DEPENDENCE ON TRADEMARKS, PATENTS AND PROPRIETARY RIGHTS; NO ASSURANCE OF ENFORCEABILITY

       Our success will depend in part on our ability to obtain and preserve our patents and trademarks and to operate without infringing the proprietary rights of third parties. We cannot guarantee that our patent and trademark applications will provide a competitive advantage or afford protection against competitors with processes or services similar to those that we offer. We cannot guarantee that our competitors will not circumvent, or challenge the validity of those patents and trademarks. In addition, in the event that another party infringes our patents or trademarks, the enforcement of such rights is optional and can be a lengthy and costly process, with no guarantee of success. Finally, although to date no claims have been brought against us alleging that our patents, trademarks or other proprietary information infringes intellectual property rights of others, there is no guarantee that such claims will not be brought in the future or that any such claims would not be successful. If such a claim were successful, our business could be materially adversely affected. In addition to any potential monetary liability for damages, we could be required to obtain a license to use the trademarks or technology found to be infringing or could be enjoined from utilizing its trademarks and technology if such a license were not made available on acceptable terms.

NO DIVIDENDS ON COMMON STOCK ANTICIPATED

       We have never paid any dividends on our Common Stock and, because of our present financial condition and cash flow requirements, do not expect to pay any dividends on our Common Stock in the foreseeable future.

YEAR 2000 RISK

       We began computer automation in 1997. Our systems consist primarily of stand-alone personal computers. We have reviewed our computer programs and systems and believe that our programs and systems will function properly and be in compliance for the year 2000. If any future modifications are necessary, we do not believe that the costs to modify its programs or systems will be material to its financial condition or results of operations. We cannot guarantee that such costs will be nominal. Because most of our customers are individuals, we do not believe the year 2000 problem will have a material impact on our customers. We have contacted those third parties with whom we have material relationships, such as banks and vendors, to ascertain their level of preparedness for Year 2000. Based upon responses to such inquiries, we are of the opinion that we will not experience any significant business disruption as a result of Year 2000 issues.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

       Our Articles of Incorporation and Bylaws require or permit us to indemnify and hold harmless our directors and officers from and against and in respect of certain losses, damages, deficiencies, expenses or costs which may be incurred or suffered by such directors and officers as a result of their serving in such capacities.

RISK OF LOW-PRICE STOCKS

       Since our Common Stock is not quoted on the NASDAQ SmallCap Market, it is subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended. That rule imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouses). For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, the rule may adversely affect the ability of broker-dealers to sell the Common Stock.

       Securities and Exchange Commission regulations define a "penny stock" to be any non-NASDAQ equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the Commission relating to the penny stock market. Disclosure is also required to be made about commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

       The foregoing required penny stock restrictions would not apply to our securities if they were included on the NASDAQ SmallCap Market and have certain price and volume information provided on a current and continuing basis or were to meet certain public float, minimum net tangible asset and revenue criteria. We cannot guarantee that the Common Stock will qualify for exemption from these restrictions. Therefore, the market liquidity for the Common Stock could be severely adversely affected.

FUTURE CAPITAL NEEDS AND UNCERTAINTY OF ADDITIONAL FUNDING.

       We may require substantial funds in addition to the net proceeds of this Offering for various reasons, including continuing our growth strategy of acquiring independent professional carpet cleaning companies. Most of the proceeds of this Offering will be paid to the selling securityholders, and the portion of the Offering from the exercise of the Warrants and Options that will be received by us is expected to be minimal. Even if this Offering is successful, we will need to seek additional capital, possibly through public or private sales of our securities, in order to fund our activities on a long-term basis. Adequate funds may not be available when needed or on terms acceptable to us. Insufficient funds may require us to delay, scale back the implementation of our growth strategy.

POSSIBLE VOLATILITY OF STOCK PRICE.

       Our Common Stock is currently traded on the NASD OTC Electronic Bulletin Board. The stock is thinly traded and has a relatively small public float. Consequently, it is subject to great price volatility, and may be significantly affected by several factors such as announcements by us of acquisitions, quarterly variations in its financial results, the gain or loss of material contracts, changes in management, trends in the industry or stock market, and announcements by competitors, among other things.

ADVERSE EFFECTS OF BOARD OF DIRECTOR CONTROL OF PREFERRED STOCK.

       Our Articles of Incorporation authorize the issuance of shares of "blank check" preferred stock, which will have such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the board is empowered, without shareholder approval (but subject to applicable government regulatory restrictions), to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our Common Stock. Those terms and conditions may include preferences on an equal or prior rank to existing series of preferred stock. Those shares may be issued on such terms and for such consideration as the board then deems reasonable and such stock shall then rank equally in all aspects of the series and on the preferences and conditions so provided, regardless of when issued. In the event of such issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the company.

BOARD DISCRETION AS TO USE OF PROCEEDS.

       All of the net proceeds of the Offering, if any, have been allocated to working capital (and not otherwise allocated for a specific purpose) and will be used for such purposes as management may determine in its sole discretion without the need for shareholder approval with respect to any such allocations.

DILUTION RISK

       The value of existing shares of Common Stock will be diluted upon the conversion of the preferred stock and upon exercise of the warrants. Additionally, the sale of Common Stock into which the preferred stock is convertible or which will be issued upon exercise of warrants could have a negative impact on the trading price of our Common Stock and could increase the volatility in the trading price of the Common Stock. Moreover, if the trading price of the Common Stock were to decrease significantly, the issuance of the shares upon conversion of the Series E Preferred Stock, which conversion price is tied directly to the trading price, could conceivably effect a change of control of the company.

       As of the date of this prospectus, we have reserved an aggregate of approximately 5.8 million shares of Common Stock for issuance upon exercise of options and warrants to purchase shares of our Common Stock at exercise prices between $.01 and $6.00 per share. The number of shares issuable upon exercise of certain of the warrants may be adjusted pursuant to the terms of these warrants. During the terms of the options and warrants, we must give their holders the opportunity to profit from a rise in the market price of our Common Stock. The existence of the warrants may adversely affect the terms on which we may obtain additional funds in return for the issuance of our equity. Moreover, the holders of these securities are likely to exercise their rights to acquire our

Common Stock at a time when we would otherwise be able to obtain capital with more favorable terms than we could obtain through the exercise of such securities.

       Additionally, the Board of Directors has the inherent right under applicable Nevada law, for whatever value the board deems adequate, to issue additional shares of Common Stock up to the limit of shares authorized by the Articles of Incorporation, and, upon such issuance, all holders of shares of Common Stock, regardless of when it is issued, thereafter generally rank equally in all aspects of that class of stock, regardless of when issued. The board likewise has the inherent right, limited only by applicable Nevada law and provisions of the Articles of Incorporation to increase the number of shares of Preferred Stock in a series, to create a new series of Preferred Stock and to establish preferences and all other terms and conditions in regard to such newly-created series. Any of those actions will dilute the holders of Common Stock and also affect the relative position of the holders of any series of any class. Current shareholders have no rights to prohibit such issuances nor inherent preemptive rights to purchase any such stock when offered.

                                 USE OF PROCEEDS

       The Company will not receive any proceeds from the issuance of shares of Common Stock upon conversion of the Series A Preferred Stock, the Series B Preferred Stock, the Series D Preferred Stock or the Series E Preferred Stock, or the sale of Common Stock by the selling shareholders holding Common Stock. The holders of Aspen Warrants, Franklin Warrants, Sentry Warrants and ESL Options are not obligated to exercise any of their warrants or options. However, assuming exercise of all of the warrants and options covered by this prospectus, the net proceeds from this Offering that we would receive from the issuance of 1,433,333 shares of Common Stock covered by this Prospectus and issuable upon the exercise of the Warrants are estimated to be $3,393,383. The closing bid price of the Common Stock on the NASD OTC Bulletin Board was $2.50 on January 5, 2000. Approximately 22.7% of the Warrants are exercisable at prices above $2.50. There is no assurance that any of the Warrants will be exercised and we may not receive any proceeds from this Offering.

                       SECURITYHOLDERS REGISTERING SHARES

       The following table sets forth information regarding the beneficial ownership of our Common Stock as of January 5, 2000, by each of the holders of Series A Preferred Stock (the "Selling Series A Preferred Stockholders") assuming each Selling Series A Preferred Stockholder elects to exercise his conversion rights to convert the Series A Preferred Shares (the "Series A Preferred Shares") into shares of Common Stock, at a conversion rate of
1.093585771 shares of Common Stock for each share of Series A Preferred Stock, the number of shares of Common Stock to be sold by each Selling Series A Preferred Stockholder, and the percentage of each Selling Series A Preferred Stockholder after the sale of Common Stock included in this Prospectus.

                                               SHARES BENEFICIALLY                SHARES BENEFICIALLY
                                                  OWNED PRIOR TO     NUMBER OF       OWNED AFTER
                                                   OFFERING(1)      SHARES BEING     OFFERING(1)
                                                   -----------        OFFERED        -----------
                STOCKHOLDERS                     NUMBER  PERCENT      -------      NUMBER  PERCENT
                ------------                     ------  -------                   ------  -------
Bruce E. Axtell                                  83,649     *          2,734       80,925     *
Carroll Kennedy Burgess, IRA                      2,734     *          2,734            0     *
Angie P. Danna                                    2,187     *          2,187            0     *
Rebecca J. Das                                    2,187     *          2,187            0     *
Robert F. Davidson                                2,734     *          2,734            0     *
Walter Wayne Farlow                               2,297     *          2,297            0     *
A. Ken Flake                                        776     *            776            0     *
Paul B. Fletcher                                  2,187     *          2,187            0     *
Edward J. Gallatin, IRA                           2,734     *          2,734            0     *
Bennett Ernest Greenfield                         1,640     *          1,640            0     *
Don and Katherine Halsey Living Trust             1,367     *          1,367            0     *
Jerry and Maurine Hamilton Living Trust           1,094     *          1,094            0     *
Mary Kirk Living Trust                            1,094     *          1,094            0     *
George E. Kugler                                  1,640     *          1,640            0     *
M.F. Long II                                      1,367     *          1,367            0     *
David Mangum Pension Plan                         1,422     *          1,422            0     *

                                        8


Marjorie H. McCray                                3,828     *          3,828            0     *
Vikki R. Minadeo                                  2,734     *          2,734            0     *
James H. Moyle II                                 3,281     *          3,281            0     *
RSBCO                                             2,734     *          2,734            0     *
Rhone Living Trust                                2,734     *          2,734            0     *
Suelema M. Roman                                  2,734     *          2,734            0     *
Henry Ross, IRA                                   3,828     *          3,828            0     *
Marybess Salvaggio                                2,187     *          2,187            0     *
David B. Sartain, IRA                             1,367     *          1,367            0     *
William C. and Evelyn Sass                        2,734     *          2,734            0     *
Raymond Earl Sloan                                1,640     *          1,640            0     *
Leo Smith, IRA                                    1,640     *          1,640            0     *
Robert D. Stephens, IRA                           2,734     *          2,734            0     *
Jack J. Stephens                                  1,422     *          1,422            0     *
John Towers                                         273     *            273            0     *
Theorore J. Tuinstra                              1,094     *          1,094            0     *
George R. and Frances A. Tyler                    1,640     *          1,640            0     *
George R. Tyler, IRA                              1,640     *          1,640            0     *
                          TOTAL

----------------------------------------

* Less than 1%

(1) Assumes the conversion of all Series A, Series B, Series C, Series D and Series E Preferred Stock into shares of Common Stock and the exercise of all outstanding warrants and options, including those whose underlying Common Stock is not included in this Prospectus.

       The following table sets forth information regarding the beneficial ownership of our Common Stock as of January 5, 2000, by the sole holder of Series B Preferred Stock (the "Selling Series B Preferred Stockholder") assuming the Selling Series B Preferred Stockholder elects to exercise its conversion rights to convert the Series B Preferred Shares (the "Series B Preferred Shares") into shares of Common Stock, at a conversion rate of five shares of Common Stock for each share or Series B Preferred Stock, the number of shares of Common Stock to be sold by the Selling Series B Preferred Stockholder, and the percentage of the Selling Series B Preferred Stockholder after the sale of Common Stock included in this Prospectus.

                                             SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                                OWNED PRIOR TO        NUMBER OF        OWNED AFTER
                                                  OFFERING(1)        SHARES BEING      OFFERING(1)
                                                  -----------          OFFERED         -----------
              STOCKHOLDER                     NUMBER    PERCENT        -------      NUMBER    PERCENT
              -----------                     ------    -------                     ------    -------
Entrepreneurial Investors, Inc.              1,242,000    4.7%        1,190,000     52,000        *

--------------------------------

* Less than 1%

(1) Assumes the conversion of all Series A, Series B, Series C, Series D and Series E Preferred Stock into shares of Common Stock and the exercise of all outstanding warrants and options, including those whose underlying Common Stock is not included in this Prospectus.

       The following table sets forth information regarding the beneficial ownership of our Common Stock as of January 5, 2000, by the sole holder of Series D Preferred Stock (the "Selling Series D Preferred Stockholder") assuming the Selling Series D Preferred Stockholder elects to exercise its conversion rights to convert the Series D Preferred Shares (the "Series D Preferred Shares") into shares of Common Stock, at a conversion rate of two shares of Common Stock for each share of Series B Preferred Stock, the number of shares of Common Stock to be sold by the Selling Series D Preferred Stockholder, and the percentage of the Selling Series D Preferred Stockholder after the sale of Common Stock included in this Prospectus.

                                             SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                                OWNED PRIOR TO        NUMBER OF        OWNED AFTER
                                                  OFFERING(1)        SHARES BEING      OFFERING(1)
                                                  -----------          OFFERED         -----------
              STOCKHOLDER                     NUMBER    PERCENT        -------      NUMBER    PERCENT
              -----------                     ------    -------                     ------    -------
Beaulieu Group, LLC                          4,607,476   17.5%        4,607,467       0           *

--------------------------------

* Less than 1%

(1) Assumes the conversion of all Series A, Series B, Series C, Series D and Series E Preferred Stock into shares of Common Stock and the exercise of all outstanding warrants and options, including those whose underlying Common Stock is not included in this Prospectus.

       The following table sets forth information regarding the beneficial ownership of our Common Stock as of January 5, 2000, by the sole holder of Series E Preferred Stock (the "Selling Series E Preferred Stockholder") assuming the Selling Series E Preferred Stockholder elects to exercise the conversion rights to convert the Series E Preferred Shares (the "Series E Preferred Shares") into shares of Common Stock, at a conversion rate of one share of Common Stock for each share or Series E Preferred Stock, the number of shares of Common Stock to be sold by the Selling Series E Preferred Stockholder, and the percentage of the Selling Series E Preferred Stockholder after the sale of Common Stock included in this Prospectus.

                                             SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                                OWNED PRIOR TO        NUMBER OF        OWNED AFTER
                                                  OFFERING(1)        SHARES BEING      OFFERING(1)
                                                  -----------          OFFERED         -----------
              STOCKHOLDER                     NUMBER    PERCENT        -------      NUMBER    PERCENT
              -----------                     ------    -------                     ------    -------
Aspen Capital Resources, LLC                 2,121,076    8.1%        1,121,076    1,000,000   3.8%

--------------------------------
* Less than 1%

(1) Assumes the conversion of all Series A, Series B, Series C, Series D and Series E Preferred Stock into shares of Common Stock and the exercise of all outstanding warrants and options, including those whose underlying Common Stock is not included in this Prospectus.

       The following table sets forth information regarding the beneficial ownership of the Company's Common Stock as of January 5, 2000 by each of the holders of Warrants (the "Selling Securityholders"), assuming each of the Selling Securityholders elects to exercise the Warrants held by such Selling Securityholder to purchase shares of Common Stock at exercise prices of ranging from $.01 to $3.00 per share, the number of shares to be sold by each Selling Securityholder, and the percentage of each Selling Securityholder after the sale of the shares included in this Prospectus.

                                             SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                                OWNED PRIOR TO        NUMBER OF        OWNED AFTER
                                                  OFFERING(1)        SHARES BEING      OFFERING(1)
                                                  -----------          OFFERED         -----------
              WARRANTHOLDERS                 NUMBER     PERCENT        -------      NUMBER    PERCENT
              --------------                 ------     -------                     ------    -------
Aspen Capital Resources, LLC               2,121,076(2)    8.1%       1,000,000    1,121,076    4.3 %
Franklin Funding                             430,090       1.6%         430,090            0      *
Sentry Financial Corporation                  98,955         *           83,333       15,622      *

--------------------------------

* Less than 1%

(1) Assumes the conversion of all Series A, Series B, Series C, Series D and Series E Preferred Stock into shares of Common Stock and the exercise of all outstanding warrants and options, including those whose underlying Common Stock is not included in this Prospectus.

(2) Assumes all Series E Preferred Stock is converted to 1,121,076 shares of Common Stock.

       The following table sets forth information regarding the beneficial ownership of the Company's Common Stock as of January 5, 2000, by the holder of Options (the "Selling Optionholders"), assuming the Selling Optionholder elects to exercise its Options to purchase shares of Common Stock at an exercise price equal to $3.00 per share, the number of shares to be sold by the Selling Optionholder, and the percentage of each Selling Optionholder after the sale of the shares included in this Prospectus.

                                             SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                                OWNED PRIOR TO        NUMBER OF        OWNED AFTER
                                                  OFFERING(1)        SHARES BEING      OFFERING(1)
                                                  -----------          OFFERED         -----------
              OPTIONHOLDERS                   NUMBER    PERCENT        -------      NUMBER    PERCENT
              -------------                   ------    -------                     ------    -------
Equity Services, Ltd.                        147,000       *           100,000      47,000       *
--------------------------------

* Less than 1%

(1) Assumes the conversion of all Series A, Series B, Series C, Series D and Series E Preferred Stock into shares of Common Stock and the exercise of all outstanding warrants and options, including those whose underlying Common Stock is not included in this Prospectus.

       The following table sets forth information regarding the beneficial ownership of the Company's Common Stock as of January 5, 2000, by each of the shareholders registering shares of Common Stock for resale (the "Selling Shareholders") pursuant to registration rights granted to such Selling Shareholders, the number of shares to be sold by each Selling Shareholder, and the percentage of each Selling Shareholder after the sale of the shares included in this Prospectus.

                                             SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                                OWNED PRIOR TO        NUMBER OF        OWNED AFTER
                                                  OFFERING(1)        SHARES BEING      OFFERING(1)
                                                  -----------         OFFERED          -----------
              SHAREHOLDERS                   NUMBER    PERCENT        -------      NUMBER    PERCENT
              ------------                   ------    -------                     ------    -------
Aspen Investments                             12,500        *            12,500       0          *
Entrepreneurial Investors, Ltd.            1,242,000(2)   4.7%           52,000   1,190,000    4.5%
Equity Services, Ltd.                        147,000        *            47,000    100,000       *
Greenwich A.G.                             1,600,000      6.1%        1,600,000       0          *
Helmut Heinzel                                50,000        *            50,000       0          *
Thomas Heinzel                                50,000        *            50,000       0          *
Michael Jahr                                 450,000      1.7%          450,000       0          *
Peninsular Corp.                              25,000        *            25,000       0          *
Prism, Inc.                                   25,000        *            25,000       0          *
Securitron, Ltd.                              12,500        *            12,500       0          *
James and Patrice Stone (3)                   15,000        *            15,000       0          *

--------------------------------

* Less than 1%

(1) Assumes the conversion of all Series A, Series B, Series C, Series D and Series E Preferred Stock into shares of Common Stock and the exercise of all outstanding warrants and options, including those whose underlying Common Stock is not included in this Prospectus.

(2) Assumes all Series B Preferred Stock is converted to 1,190,000 shares of Common Stock

(3) James Stone is Executive Vice President of Operations and a director of the Company.

                            DESCRIPTION OF SECURITIES

       The following description is a summary and is qualified in its entirety by the provisions of our Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

       COMMON STOCK .

       GENERAL. We are authorized to issue 27,000,000 shares of Common Stock, $.001 par value per share. At January 5, 2000, there were 11,179,532 shares issued and outstanding. All shares of Common stock outstanding are validly issued, fully paid and non-assessable. At January 5, 2000, there were warrants outstanding or committed to be issued to acquire a total of 2,561,719 shares of Common Stock, and there were outstanding options to acquire a total of 4,256,532 shares of Common Stock. We have also committed to issue additional warrants to the holders of Series E Preferred Stock between January and March of 2000 to purchase up to an additional 750,000 shares of Common Stock based on currently market prices. At January 5, 2000, there was preferred stock outstanding or committed to be issued that is convertible into a total of 7,352,231 shares of Common Stock. On a fully diluted basis, as of January 5, 2000, there were 26,287,514 shares of Common Stock issued or reserved for issuance.

       VOTING RIGHTS. Each share of Common Stock entitles the holder thereof to one vote, either in person or by proxy, at meetings of stockholders. The holders are not permitted to vote their shares cumulatively.

       DIVIDEND POLICY. All shares of Common Stock are entitled to participate ratably in dividends when and as declared by our Board of Directors out of the funds legally available therefore and subject to the rights, if any, of the holders of outstanding shares of preferred stock. Any such dividends may be paid in cash, property or additional shares of Common Stock. We have not paid any dividends on its Common Stock since its inception and presently anticipate that all earnings, if any, will be retained for development of our business and that no dividends on the Common Stock will be declared in the foreseeable future. Any future dividends will be subject to the discretion of our Board of Directors and will depend upon, among other things, the future earnings, our operating and financial condition, our capital requirements, general business conditions and other pertinent facts. Therefore, there can be no assurance that any dividends on the Common Stock will be paid in the future.

       MISCELLANEOUS RIGHTS AND PROVISIONS. Holders of Common Stock have no preemptive or other subscription rights or conversion rights, and the Common Stock is not subject to any redemption or sinking fund provisions. In the event of the dissolution by us, whether voluntary or involuntary, each share of Common Stock is entitled to share ratably in any assets available for distribution to holders of our equity after satisfaction of all liabilities and payment of the applicable liquidation preference of any outstanding shares of Preferred Stock.

       CERTAIN PROVISIONS OF NEVADA LAW AND OF OUR ARTICLES OF INCORPORATION AND BYLAWS. Our Articles of Incorporation and Bylaws require us to indemnify its directors and officers to the fullest extent permitted by Nevada law. Nevada law presently provides that in the case of a nonderivative action (that is, an action other than by or in the right of a corporation to procure a judgment in its own favor), a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding by reason of the fact that the person is or was an agent of the corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe that the conduct of the person was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that the person did not act in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or that the person had reasonable cause to believe that the person's conduct was unlawful.

       With respect to derivative actions, Nevada law provides that a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was an agent of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith, in a manner the person believed to be in the best interests of the corporation and its stockholders. Indemnification is not permitted to be made in respect of any claim, issue, or matter as to which the person shall have been adjudged to be liable to the corporation in the performance of that person's duty to the corporation and its stockholders, unless and only to the extent that the court in which the proceeding is or was pending determines that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses, and then only to the extent that the court shall determine.

       We do not maintain director and officer liability insurance.

       TRANSFER AGENT. Our transfer agent and registrar for our Common Stock is Zions First National Bank, Salt Lake City, Utah 84111.

       PREFERRED STOCK. Our Articles of Incorporation authorize the issuance of up to 5,000,000 shares of Preferred Stock with a par value of $.001 per share. The Articles of Incorporation provide that the Board of Directors has the authority to prescribe classes, series and number of shares of each class or series of Preferred Stock and the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of Preferred Stock. Our board has created five separate series of Preferred Stock: 10% Cumulative Convertible Series A Preferred Stock ("Series A Preferred Stock"), 6% Cumulative Convertible Series B Preferred Stock ("Series B Preferred Stock"), 6% Cumulative Convertible Series C Preferred Stock (Series C Preferred Stock") 8% Cumulative Series D Convertible Preferred Stock ("Series D Preferred Stock"), and 6% Cumulative Convertible Series E Preferred Stock ("Series E Preferred Stock").

       SERIES A PREFERRED. Our Board of Directors has authorized the issuance of up to 150,000 shares of Series A Preferred Stock, by resolution dated December 24, 1997, although the exchange of the Series A Preferred for the Series A Preferred of the Texas Corporation was approved June 30, 1997. As of January 5, 2000, there were 64,410 shares of Series A Preferred Stock outstanding. The Series A Preferred Stock is entitled to receive, when and as declared by the board, out of funds legally available for the payment of dividends, cumulative quarterly cash dividends at the annual rate of $1.00 per share, in preference to and in priority over any dividends with respect to the Common Stock. Dividends on the Series A Preferred Stock accumulate from and including their original issue date and are payable on the tenth day after the end of each calendar quarter. In the event funds are not legally available to pay such dividends in cash, such dividends shall, at our option, cumulate and be paid in cash at such time as funds are then legally available to pay such dividends, or be paid in shares of our Common Stock valued at the greater of $10.00 per share or 90% of the then market value of our Common Stock if such Common Stock is then traded on a national exchange. As long as shares of the Series A Preferred Stock are outstanding, if we are in default or in arrears in respect to the payment of dividends on the Series A Preferred Stock or any stock subsequently issued that is of equal priority to the Series A Preferred Stock, or with respect to the optional redemption with respect to the Series A Preferred Stock or any parity stock, we may not declare, pay or set apart any funds for the payment of dividends, redemption, repurchase, retirement or sinking fund payments on any of the Common Stock.

       In the event of any liquidation, dissolution or winding up of our company, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, after all debts are paid, out of our assets the sum of $10.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date fixed for liquidation, dissolution or winding up, before any payment may be made or any assets distributed to the holders of Common Stock. If, upon any such liquidation, dissolution or winding up of our company the assets to be distributed among the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full amount of the liquidation preference, then our entire assets legally available for distribution will be distributed with equal priority and pro rata among the holders of the Series A Preferred Stock and parity stock. After payment of the full $10.00 liquidation preference plus any accumulated and unpaid dividends, the holders of the Series A Preferred Stock will not share in any other assets of our assets to holders of equity securities.

       We have the option to call the Series A Preferred Stock for redemption at any time. The price paid to the holders of the Series A Preferred Stock by us for any such redemption shall equal $11.00 per share plus any accrued or unpaid dividends to the date of the call for redemption. Such redemption price shall, at the option of the holder of the shares, either be paid in cash or in Common Stock at a conversion rate of 1.093585771 shares of Common Stock for each share of Series A Preferred Stock.

       The holders of the Series A Preferred Stock have the right to convert any or all of such shares into shares of Common Stock at a conversion ratio of 1.093585771 shares of Common Stock for each share of Series A Preferred Stock. The conversion option may be exercised at any time, except that if the Series A Preferred Stock is called for redemption, the conversion rights pertaining thereto terminate at the close of business on the date fixed for redemption unless we default on the payment of the redemption price plus accumulated and unpaid dividends. All shares of Series A Preferred Stock shall automatically be converted into shares of Common Stock at a conversion ratio of 1.09358571 shares of Common Stock for one share of Series A Preferred Stock prior to the consummation of a firmly underwritten public offering of our Common Stock. We are required to reserve and keep available out of its authorized but unissued shares of Common Stock such number of shares of Common Stock as shall be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock.

       Each holder of Series A Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series A Preferred Stock are convertible (without regard to any fractional shares issuable upon such conversion), and they are entitled to vote on all matters on which the Common Stock is entitled to vote, unless otherwise required by applicable law or in cases where the rights and privileges of the Common Stockholders may be altered or diminished. The holders of the Series A Preferred Stock are entitled to notice of stockholders meetings in accordance with our Bylaws.

       Without the prior consent of a majority of the total number of shares of the Series A Preferred Stock and Common Stock then outstanding, we may not
(a) alter or change the rights, preferences or privileges of the Series A Preferred Stock materially or adversely; or (b) increase the authorized number of shares of Series A Preferred Stock; or (c) create any new class of shares having rights, preferences or privileges senior to the Series A Preferred Stock holders as to dividend rights, redemption rights or liquidation rights.

       SERIES B PREFERRED. We authorized the issuance of up to 315,000 shares of Series B Preferred Stock by resolution dated December 24, 1997. As of January 5, 2000, there were 238,000 shares of Series B Preferred Stock outstanding. The Series B Preferred Stock is entitled to receive cumulative quarterly stock dividends at the annual rate of 6% per annum, payable by issuance of shares of our Common Stock, based on the 30 day average closing bid price of the Common Stock prior to the dividend date. If there is no trading in the Common Stock for 30 days prior to the dividend date, the dividend shall be calculated using a value of the Common Stock of $5.00 per share. As of January 5, 2000, no shares of Common Stock had been issued to the holders of the Series B Preferred Stock as dividends. As long as shares of the Series B Preferred Stock are outstanding, if we are in default or in arrears in respect to the payment of dividends on the Series B Preferred Stock or any stock subsequently issued that is of equal priority to the Series B Preferred Stock, we may not declare, pay or set apart any funds for the payment of dividends, redemption, repurchase, retirement or sinking fund payments on any of the Common Stock. The Series B Preferred Stock has equal priority with the Series A, C, D and E Preferred Stock with respect to the payment of dividends.

       In the event of any liquidation, dissolution or winding up of our company, either voluntary or involuntary, the holders of the Series B Preferred Stock shall be entitled to receive, after all debts are paid, out of our assets, the sum of $10.00 per share plus an amount equal to all accumulated and unpaid stock dividends thereon to the date fixed for liquidation, dissolution or winding up, before any payment may be made or any assets distributed to the holders of Common Stock. If, upon any such liquidation, dissolution or winding up of our company, the assets to be distributed among the holders of the Series B Preferred Stock are insufficient to permit the payment to such holders of the full amount of the liquidation preference, then our entire assets legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series A, B, C, D and E Preferred Stock in proportion to the numbers of Preferred Stock held by them. After payment of the full $10.00 liquidation preference plus any accumulated and unpaid dividends, the holders of the Series B Preferred Stock will not share in any of our assets distributed to holders of equity securities.

       The holders of the Series B Preferred Stock have the right to convert any or all of such shares into shares of Common Stock at a conversion ratio of five shares of Common Stock for each share of Series B Preferred Stock, adjusted to take into account any unpaid dividends. As of January 5, 2000, 22,000 shares of Series B Preferred Stock had been converted into 110,000 shares of Common Stock.

       We are required to reserve and keep available out of its authorized but unissued shares of Common Stock such number of shares of Common Stock as shall be sufficient to effect the conversion of all then outstanding shares of the Series B Preferred Stock. Holders of Series B Preferred Stock have no voting rights, except that for a period of five years from the original issue date or December 31, 1997, the holders of the Series B Preferred Stock have the right to designate one member of the Board of Directors, and we agree to cause such designee to be elected to the board. The holders of the Series B Preferred Stock have not exercised such designation right.

       Without the prior consent of a majority of the total number of shares of the Series B Preferred Stock and Common Stock then outstanding, we may not
(a) alter or change the rights, preferences or privileges of the Series B Preferred Stock materially or adversely; or (b) increase the authorized number of shares of Series B Preferred Stock; or (c) create any new class of shares having rights, preferences or privileges senior to the Series B Preferred Stock holders as to dividend rights, redemption rights or liquidation rights.

       SERIES C PREFERRED. We authorized the issuance of up to 1,000,000 shares of Series C Preferred Stock by resolution dated July 28, 1998. There were 552,845 shares of Series C Preferred Stock outstanding as of January 5, 2000. The Series C Preferred Stock was created for issuance pursuant to a Stock Purchase Agreement dated as of April 10, 1998, between us and CDL Capital Corp. (now known as Invest Linc Capital Corp., a Nevada corporation) and CDL Emerging Growth Equity Fund I, L.L.C. (now known as Invest Linc Emerging Growth Equity Fund I, L.L.C., a Nevada limited liability company). These entities paid $2.05 per share for the Series C Preferred Stock

       The Series C Preferred Stock is entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative quarterly cash dividends at the annual rate of 6% per annum, payable quarterly in cash or in the equivalent number of shares of Common Stock, at the rate of $2.05 per share.

       We are required to reserve and keep available out of its authorized but unissued shares of Common Stock such number of shares of Common Stock as shall be sufficient to effect the conversion of all then outstanding shares of the Series C Preferred Stock. The Series C Preferred Stock is convertible into Common Stock on a share for share basis, at any time. The holder of the Series C Preferred Stock have the right to piggyback on any registration of our Common Stock. Holders of Series C Preferred Stock have no voting rights.

       Without the prior consent of a majority of the total number of shares of the Series C Preferred Stock and Common Stock then outstanding, we may not
(a) alter or change the rights, preferences or privileges of the Series C Preferred Stock materially or adversely; or (b) increase the authorized number of shares of Series C Preferred Stock; or (c) create any new class of shares having rights, preferences or privileges senior to the Series C Preferred Stock as to dividend rights, redemption rights or liquidation rights.

       SERIES D PREFERRED. We authorized the issuance of up to 3,000,000 shares of Series D Convertible Preferred Stock by resolution dated April 6, 1999. As of January 5, 2000, there were 2,303,738 shares of Series D Preferred Stock outstanding, all of which is held by Beaulieu Group, LLC. The Series D Preferred Stock has no dividend preference, but it is entitled to a liquidation preference equal to the original purchase price plus an amount equal to an 8% cumulative annual return on the original purchase price. The holders of Series D Preferred Stock have both demand and piggyback registration rights, and the Series D Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which such shares are convertible. Each one share of Series D Preferred Stock is convertible into two shares of Common Stock.

       We are required to reserve and keep available out of its authorized but unissued shares of Common Stock such number of shares of Common Stock as shall be sufficient to effect the conversion of all then outstanding shares of the Series D Preferred Stock. Holders of Series D Preferred Stock have the right, voting as a separate class, to elect not less than 20% of the directors serving on our board of directors. The holder of the Series D Preferred Stock has not yet exercised such election right.

       Without the prior consent of a majority of the total number of shares of the Series D Preferred Stock and Common Stock then outstanding, we may not
(a) alter or change the rights, preferences or privileges of the Series D Preferred Stock materially or adversely; or (b) take any action on which the holders of the Series D Preferred Stock shall be entitled to vote separately as a class; or (c) create any new class of shares having rights, preferences or privileges senior to the Series D Preferred Stock as to dividend rights, redemption rights or liquidation rights; or (d) issue any shares of Common Stock or preferred stock; or (e) issue any options, warrants or other rights to acquire Common Stock or preferred stock; or (f) redeem, repurchase or otherwise acquire any shares of its Common Stock or a parity stock.

       SERIES E PREFERRED. We authorized the issuance of up to 30,000 shares of Series E Cumulative Convertible Preferred Stock by resolution dated December 13, 1999. As of January 5, 2000, there were 5,000 shares of Series E Preferred Stock outstanding, all of which is owned by Aspen Capital Resources, LLC ("Aspen Capital"), and we have agreed to sell and issue an additional 5,000 shares of Series E Preferred Stock to Aspen Capital on each of the following dates: January 15, 2000; February 15, 2000; and March 15, 2000. The Series E Preferred Stock is entitled to receive cumulative quarterly stock dividends at the annual rate of 6% per annum, payable in either cash or Common Stock, at the election of the holder. The Series E Preferred Stock has equal priority with the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock with respect to the payment of dividends.

       The Series E Preferred Stock may be redeemed by us at any time by payment to the holders of $125.00 cash per share of Series E Preferred Stock.

       In the event of any liquidation, dissolution or winding up of our company, either voluntary or involuntary, the holders of the Series E Preferred Stock shall be entitled to receive, after all debts are paid, out of our assets, the sum of $100.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date fixed for liquidation, dissolution or winding up, before any payment may be made or any assets distributed to the holders of Common Stock.

       Each share of Series E Preferred Stock may be converted, at the option of the holder, into that number of shares of Common Stock equal to $100.00 divided by 80% of the average of the three lowest closing prices for the Common Stock in the immediately preceding 15 trading days.

       We are required to reserve and keep available out of its authorized but unissued shares of Common Stock such number of shares of Common Stock as shall be sufficient to effect the conversion of all then outstanding shares of the Series E Preferred Stock. Each holder of Series E Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series E Preferred Stock are then convertible (without regard to any fractional shares issuable upon such conversion), and they are entitled to vote on all matters on which the Common Stock is entitled to vote, unless otherwise required by applicable law or in cases where the rights and privileges of the Common Stockholders may be altered or diminished. The holders of the Series E Preferred Stock are entitled to notice of stockholders meetings in accordance with our Bylaws.

WARRANTS AND OPTIONS

       SENTRY WARRANTS. The Sentry Warrants entitle the holder to purchase 83,333 shares of Common Stock at an exercise price of $.10 per share, was granted to Sentry Financial Corporation as partial consideration for certain equipment lease financing provided to our company by Sentry. The Sentry Warrants contain a net issuance provision, meaning that it may be exercised in part by surrendering to the Company that portion of the warrant with a value equal to the exercise price of the portion desired to be exercised. The Sentry Warrants are exercisable through June 2006. The Sentry Warrants contain provisions that protect the holder thereof against dilution by adjustment of the exercise price per share and the number of shares issuable upon exercise thereof upon the occurrence of certain events including stock dividends, stock splits, mergers, sale of substantially all of our assets, and for other extraordinary events. We are not required to issue fractional shares of Common Stock, and in lieu thereof will make a cash payment based upon the current market value of such fractional shares. The holder of any Sentry Warrant will not possess any right as a shareholder of the company unless or until he or she exercises such Sentry Warrant. As of January 5, 2000, none of the Sentry Warrants had been exercised.

       FRANKLIN WARRANTS. The Franklin Warrants consist of four separate warrants that were granted to Franklin Funding at different times as partial consideration of certain lease financing provided to us by Franklin Funding. The First Franklin Warrant entitles the holder to purchase up to 20,000 shares of Common Stock at an exercise price of $.50 per share, and is exercisable through October 2008. The Second Franklin Warrant entitles the holder to purchase up to 200,000 shares of Common Stock at an exercise price of $3.00 per share, and is exercisable through May 2009. The Third Franklin Warrant entitles the holder to purchase up to 5,000 shares of Common Stock at an exercise price of $.01 per share, and is exercisable through January 2009. The Fourth Franklin Warrant entitles the holder to purchase up to 25,000 shares of Common Stock at an exercise price of $3.00 per share, and is exercisable through August 2009. The Franklin Warrants contain provisions that protect the holders thereof against dilution by adjustment of the exercise price per share and the number of shares issuable upon exercise thereof upon the occurrence of certain events including stock dividends, stock splits, mergers, sale of substantially all of the Company's assets, and for other extraordinary events. We are not required to issue fractional shares of Common Stock, and in lieu thereof will make a cash payment based upon the current market value of such fractional shares. The holders of the Franklin Warrants will not possess any right as a shareholder of the company unless or until he or she exercises the Franklin Warrants. As of January 5, 2000, none of the Franklin Warrants had been exercised.

       ESL OPTIONS. The ESL Options consist of two separate options granted to Equity Services, Ltd. ("ESL") as partial consideration for ESL's services as placement agent of our Series B Preferred Stock. Each ESL Option entitles the holder to purchase 50,000 shares of Common Stock at an exercise price of $3.00 per share. Each of the ESL Options is exercisable through June 2003. The ESL Options contain provisions that protect the holder thereof against dilution by adjustment of the exercise price and the number of shares issuable upon exercise thereof upon the occurrence of certain events including stock dividends, stock splits, mergers, sale of substantially all of our assets, and for other extraordinary events. We are not required to issue fractional shares of Common Stock, and in lieu thereof will make a cash payment based upon the current market value of such fractional shares. The holder of the ESL Options will not possess any rights as a shareholder of the company unless or until the ESL Options are exercised. As of January 5, 2000, no part of the ESL Options had been exercised.

       ASPEN CAPITAL WARRANTS. The Aspen Capital Warrants, entitle the holder to purchase an estimated 1,000,000 shares of Common Stock at an estimated exercise price of $2.40 per share. The Aspen Capital Warrants are being granted to Aspen Capital Resources, LLC ("Aspen Capital") in connection with Aspen Capital's purchase of a total of 20,000 shares of Series E Preferred Stock for a total of $2,000,000. Aspen Capital has agreed to purchase 5,000 shares of Series E Preferred Stock for $100.00 per share on each of the following closing dates: December 15, 1999, January 15, 2000, February 15, 2000 and March 15, 2000. The Series E Preferred Stock is convertible into Common Stock at a conversion ratio that varies with the trading price of the Common Stock. On each of the closing dates, Aspen Capital is also granted a warrant to purchase the number of shares of Common Stock equal to the 500,000 divided by the lowest closing price of our Common Stock in the 10 immediately preceding trading days. The exercise price of the warrant is 120% of the lowest closing price of the Company's stock in the 10 immediately preceding trading days. Accordingly, on December 15, 1999, we granted to Aspen Capital a warrant to purchase 250,000 shares of Common Stock for an exercise price of $2.40 per share. The Aspen Capital Warrants contain a net issuance provision, meaning that they may be exercised in part by surrendering to us that portion of the warrants with a value equal to the exercise price of the portion desired to be exercised. The Aspen Warrants are not exercisable until six months after they are initially granted, and are exercisable until four years after the date they are granted. The Aspen Capital Warrants contain provisions that protect the holder thereof against dilution by adjustment of the exercise price per share and the number of shares issuable upon exercise thereof upon the occurrence of certain events including stock dividends, stock splits, mergers, sale of substantially all of our assets, and for other extraordinary events. We are is not required to issue fractional shares of Common Stock, and in lieu thereof will make a cash payment based upon the current market value of such fractional shares. The holder of the Aspen Capital Warrants will not possess any rights as a shareholder unless or until he or she exercises the Aspen Capital Warrant.

                              PLAN OF DISTRIBUTION

       We do not plan to solicit Series A, B, D or E Preferred Stockholders regarding the conversion of their preferred shares into shares of Common Stock which have been registered for resale upon conversion, nor do we intend to solicit holders of warrants or options to exercise their respective warrants or options to acquire shares of Common Stock that have been registered for resale.

       The resale of the Common Stock by the holders of Series A, B, D and E Preferred Stock that elect to convert their shares of preferred stock to shares of Common Stock and the holders of Sentry Warrants, Franklin Warrants, Aspen Capital Warrants, or

ESL Options that elect to exercise their respective warrants or options and purchase our Common Stock and the holders of Common Stock being registered for resale (collectively, the "Selling Securityholders"), may be effected from time to time in transactions (which may include block transactions by or for the account of the Selling Securityholders) in the NASD Over-the-Counter Bulletin Board Market or in negotiated transactions, a combination of such methods of sale or otherwise. Sales may be made at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices.

       Selling Securityholders may effect such transactions by selling their shares of Common Stock directly to purchasers in private transactions, through broker-dealers acting as agents for the Selling Securityholders or to broker-dealers who may purchase securities as principals and thereafter sell the Common Stock from time to time in the over-the-counter market, in negotiated transactions or otherwise. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers for whom such broker-dealers act as agents or to whom they may sell as principals or otherwise (which compensation as to a particular broker-dealer may exceed customary commissions). The Selling Securityholders will pay all commissions, transfer taxes, and other expenses associated with the sale of Common Stock by them.

       The Selling Shareholders and broker-dealers, if any, acting in connection with such sales may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commission received by them and any profit on the resale of the securities by them might be deemed to be underwriting discounts and commissions under the Securities Act. We have agreed to indemnify certain of the Selling Shareholders against certain liabilities under the Securities Act.

       From time to time this Prospectus will be supplemented and amended as required by the Securities Act of 1933. During any time when a supplement or amendment is so required, the Selling Securityholders are to cease sales until the Prospectus has been supplemented or amended. Pursuant to the registration rights granted to certain of the Selling Securityholders, we have agreed to update and maintain the effectiveness of this Prospectus. Certain of the Selling Securityholders also may be entitled to sell their Shares without the use of this Prospectus, provided that they comply with the requirements of Rule 144 promulgated under the Securities Act of 1933.

                                     EXPERTS

       Our consolidated financial statements appearing in our Annual Report (Form 10-K) for the year ended December 31, 1998, have been audited by Child & Company, independent auditors, as indicated in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in auditing and accounting. The consent of Child & Company to being named as our independent auditor in Exhibit 23.2 to this Registration Statement includes an explanatory paragraph that discusses our ability to continue as a going concern.

                                  LEGAL MATTERS

       The validity of the issuance of the shares of Common Stock offered hereby and certain other legal matters in connection thereto have been passed upon for us by Mackey Price & Williams, Salt Lake City, Utah.

NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                             ---------------------


                               TABLE OF CONTENTS

                                                                        PAGE
  AVAILABLE INFORMATION.................................................   2
  PROSPECTUS SUMMARY....................................................   2
  THE COMPANY...........................................................   2
  DOCUMENTS INCORPORATED BY REFERENCE...................................   4
  RISK FACTORS..........................................................   4
  USE OF PROCEEDS.......................................................   8
  SECURITYHOLDERS REGISTERING SHARES....................................   8
  DESCRIPTION OF SECURITIES.............................................  11
  PLAN OF DISTRIBUTION..................................................  15
  EXPERTS...............................................................  16
  LEGAL MATTERS.........................................................  16



                        10,761,322 SHARES OF COMMON STOCK

                           VENTURI TECHNOLOGIES, INC.

                                -----------------


                                   PROSPECTUS

                                -----------------



                                JANUARY ___, 2000

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

  ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

       The following table sets forth the expenses payable by the Company in connection with the issuance and distribution of the securities being registered, other than underwriting discount (all amounts except the Securities and Exchange Commission filing fee and the NASD fee are estimated):

  Filing fee - Securities and Exchange Commission..............        $7,102
  NASD fee.....................................................             0
  Printing and engraving expenses..............................           500
  Legal fees and disbursements.................................         5,000
  Accounting fees and disbursements............................             0
  Blue Sky fees and expenses (including legal fees)............             0
  Miscellaneous................................................           500
                                                                     --------
  Total expenses...............................................      $ 13,102

  ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

       The Articles of Incorporation and the Bylaws of the Company contain provisions providing for the indemnification by the Company of all past and present directors, officers, employees or agents of the Company. Such parties are indemnified from and against any and all liability and expense that may be imposed upon or incurred by such person in connection with or resulting from any claim, action, suit, or proceeding, civil or criminal, in which the person has become involved, as a party or otherwise, by reason of being or having been a director, officer or employee of the corporation, whether or not the person continues to be such at the time of such liability or expense shall have been imposed or incurred. However, no such director, officer or employee shall be entitled to claim such indemnity with respect to any matter as to which there shall have been a final adjudication that the person has committed or allowed some act or omission, (a) otherwise than in good faith in what the person considered to be the best interests of the corporation, and (b) without reasonable cause to believe that such act or omission was proper and legal. In addition, there shall be no indemnity in the event of a settlement of such claim, action, suit, or proceeding unless (a) the court having jurisdiction of the matter shall have approved of such settlement with knowledge of the indemnity provided in the Articles, or (b) a written opinion of independent legal counsel, selected by or in manner determined by the Board of Directors, shall have been rendered substantially concurrently with such settlement. A conviction or judgment (whether based on a plea of guilty, or nolo contendere or its equivalent, or after trial) in a criminal action, suit or proceeding shall not be deemed an adjudication that such director, officer or employee has committed or allowed some act or omission as provided above if independent legal counsel, selected as set forth above, shall substantially concurrently with such conviction or judgment give to the corporation a written opinion that such director, officer or employee was acting in good faith in what he or she considered to be the best interests of the corporation or was not without reasonable cause to believe that such act or omission was proper and legal.

  ITEM 16.  EXHIBITS

       (a)        EXHIBITS

       The following Exhibits are filed herewith pursuant to Rule 601 of Regulation S-B or are incorporated by reference to previous filings.

  Exhibit No.              Document
  -----------              --------
  3.0             Articles of Incorporation (Nevada), as amended (1)
  3.1             Bylaws (Nevada)(1)
  3.2             Amended and Restated Articles of Incorporation (Texas) dated May 23, 1996 (1)
  3.3             Amended and Restated Articles of Incorporation (Texas) dated August 15, 1994 (1)
  3.4             Amended Bylaws (Texas)(1)
  3.5             Articles of Incorporation of T-Co Manufacturing, Inc.(1)
  3.6             Amendment to Bylaws adopted April 14, 1999 (3)
  4.0             Specimen Stock Certificate(1)
  4.1             Amended Articles of Incorporation (Nevada) pp. 4-5 (See above Exhibit 3.0)(1)
  4.2             Amended Bylaws, pp. 12-13 (See above Exhibit 3.0)(1)
  4.3             Certificate of Designations, Powers, Preferences and Rights of Series A and Series B Convertible Preferred
                  Stock (1)
  4.4             Action by Unanimous Written Consent of Board of Directors Creating Series C Preferred Stock dated July
                  1998(1)
  4.5             Registration Rights Agreement with Equity Services, Ltd.(1)
  4.6             Registration Rights Agreement with Entrepreneurial Investors, Ltd.(1)
  4.7             Lock up Agreement with Equity Services, Ltd.(1)
  4.8             Lock Up Agreement with Invest Linc Emerging Growth Equity Fund I, L.L.C.(1)

                                      II-1

  4.9             Master Equipment Financing Agreement with Sentry Financial Corp.(1)
  4.10            Master Lease Agreement with Northstar Capital LLC(1)
  4.11            Certificate of Designations, Powers, Preferences and Rights of Series D Convertible Preferred Stock (3)
  4.12            Certificate of Designations, Powers, Preferences and Rights of Series E Convertible Preferred Stock
  5.0             Form of Opinion Letter of Mackey Price & Williams
  10.0            Dual Stock Option Plan with key employees, officers, directors and consultants(1)
  10.1            Form of Incentive Stock Option Agreement(1)
  10.2            Form of Non-Statutory Stock Option Agreement with consultants(1)
  10.3            Non-statutory Stock Option Agreement with Merril Littlewood(1)
  10.4            Requirements Agreement with DT Enterprises(1)
  10.5            Exclusive Use and Purchase Agreement with Primicide, LLC(1)
  10.6            Placement Agent's Option Certificate with Equity Services, Ltd. (1)
  10.7            Agreement of Collateral between Gaylord Karren, John Hopkins and HiTek Carpet Care Inc.(1)
  10.8            Patent Application Assignment with John Hopkins(1)
  10.9            Patent Application Assignment with Gaylord Karren(1)
  10.10           Patent Assignment with John Hopkins(1)
  10.11           Verified Statement Claiming Small Entity Status by John Hopkins(1)
  10.12           Verified Statement Claiming Small Entity Status by Gaylord Karren(1)
  10.13           Master Equipment Financing Agreement with Sentry Financial Corp.(See above Exhibit 4.9)(1)
  10.14           Master Lease Agreement with Northstar Capital LLC (See above Exhibit 4.10)(1)
  10.15           Warrant Purchase Agreement with Northstar Capital, LLC(1)
  10.16           Letter from Capital Partners Extending Lease Funding to Venturi Technology Enterprises, Inc.(1)
  10.17           Agreement of Purchase and Sale of Assets with Bill Thomas, d.b.a. T-Co Carpet Cleaning and T-Co
                  Heating Systems(1)
  10.18           Agreement of Purchase and Sale of Assets with Michael Shurtliff, d.b.a. Protech Carpet Cleaning and Flood
                  Restoration(1)
  10.19           Bill of Sale and Assignment with Michael Shurtliff, d.b.a. Protech Carpet Cleaning and Flood
                  Restoration(1)
  10.20           Liabilities Undertaking with Michael Shurtliff, d.b.a. Protech Carpet Cleaning and Flood Restoration(1)
  10.21           Non-Competition, Confidentiality and Continuity of Business Dealings Undertaking with Michael Shurtliff,
                  d.b.a. Protech Carpet Cleaning and Floor Restoration(1)
  10.22           Agreement of Purchase and Sale of Assets with Reed T. and Lana B. Buley, d.b.a. Complete Carpet
                  Service(1)
  10.23           Bill of Sale and Assignment with Reed T. and Lana B. Buley, d.b.a. Complete Carpet Service(1)
  10.24           Liabilities Undertaking with Reed T. and Lana B. Buley d.b.a. Complete Carpet Service(1)
  10.25           Non-Competition, Confidentiality and Continuity of Business Dealings Undertaking with Reed T. and Lana
                  B. Buley, d.b.a. Complete Carpet Service(1)
  10.26           Letter of Intent re: Proposed Acquisition of Carpet and Upholstery Cleaning Assets of Daniel M. Levine(1)
  10.27           Agreement of Purchase and Sale of Assets with Daniel M. and Kathleen L. Levine, d.b.a. All Valley Carpet,
                  All Valley Carpet & Upholstery and All Valley Restoration Service(1)
  10.28           Bill of Sale and Assignment with Daniel M. and Kathleen L. Levine, d.b.a. All Valley Carpet, All Valley
                  Carpet & Upholstery and All Valley Restoration Service(1)
  10.29           Liabilities Undertaking with Daniel M. Levine, d.b.a. All Valley Carpet, All Valley Carpet & Upholstery
                  and All Valley Restoration Service(1)
  10.30           Non-Competition, Confidentiality and Continuity of Business Dealings Undertaking with Daniel M.
                  Levine(1)
  10.31           Agreement of Purchase and Sale of Assets with Video Aire(1)
  10.32           Letter of Intent re: Proposed Acquisition of Assets with Dirt Free Carpet & Upholstry Cleaning Inc.(1)
  10.33           Letter of Intent re: Proposed Acquisition of Assets with Rob Bleyl, d.b.a. Disaster Plus(1)
  10.34           Letter of Intent re: Proposed Acquisition of Duct Cleaning Business of Bob L. Allen(1)
  10.35           Stock Purchase Agreement with CDL Capital Corp., CDL Emerging Growth Equity Fund I, L.L.C.,
                  Gaylord Karren and John Hopkins(1)
  10.36           Placement Agreement with Equity Services, Ltd.(1)
  10.37           Investor Subscription Agreement with Entrepreneurial Investors, Ltd.(1)
  10.38           Soliciting Dealer Agreement with Dominion Capital(1)
  10.39           Agreement and Plan of Reorganization with HiTek Carpet Care Inc.(1)
  10.40           Stock-for-Stock Reorganization Agreement between HiTek Carpet Care, Inc. and stockholders of Venturi
                  Technologies, Inc.(1)
  10.41           Promissory Note with HiTek Carpet Care, Inc.(1)
  10.42           Business and Financial Advisory Agreement with CDL Capital Corp.(1)
  10.43           Application for Certificate of Authority to Transact Business in Texas(1)
  10.44           Consent of Combustion Resources, L.L.C.(2)
  10.45           Agreement of Purchase and Sale of Assets re Dirt Free Carpet and Upholstery Cleaning, Inc.(2)
  10.46           Non-Competition, Confidentiality and Continuity of Business Dealings Undertaking(2)
  10.47           Employment Agreement with Robert Bleyl(2)
  10.48           Employment Agreement with David J. Bleyl(2)
  10.49           Agreement of Purchase and Sale Assets with Disaster Plus Corp., Robert D. Bleyl and David J. Bleyl(2)
  10.50           Stock Purchase Agreement with Beaulieu Group, LLC (3)
  10.51           Marketing Agreement with Beaulieu Group, LLC (3)
  10.52           Registration Rights Agreement with Beaulieu Group, LLC (3)

                                      II-2


  10.53           Lock-up Agreement executed by Gaylord Karren in favor of Beaulieu Group, LLC (3)
  10.54           Lock-up Agreement executed by John Hopkins in favor of Beaulieu Group, LLC (3)
  10.55           Securities Purchase Agreement with Greenwich A.G. (4)
  10.56           Registration Rights Agreement with Greenwich A.G. (4)
  10.57           License Right of First Refusal Agreement with Greenwich A.G. (4)
  10.58           Lock-up Agreement executed by Gaylord Karren in favor of Greenwich A.G. (4)
  10.59           Lock-up Agreement executed by John Hopkins in favor of Greenwich A.G. (4)
  10.60           Lock-up Agreement executed by Greenwich A.G. in favor of Venturi Technologies, Inc. (4)
  10.61           Warrant to Purchase Shares of Common Stock with Greenwich A.G. (4)
  10.62           Restated Global Agreement for Purchase and Sale with various seller entities(5)
  10.63           Agreement for Purchase and Sale of Assets with MPI of Nevada, a Colorado general partnership(5)
  10.64           Stock Purchase Agreement with All Fours Distributing,  Inc. and Jason Dupuis (as the shareholders of
                  593693 B.C. LTD.)(5)
  10.65           Agreement for Purchase and Sale of Assets with MPI of Arizona, an Arizona general partnership (6)
  10.66           Agreement for Purchase and Sale of Assets with MPI of Northern Florida, a Colorado general partnership(7)
  23.1            Consent of Mackey Price & Williams
  23.2            Consent of Child & Co.

------------
  (1) Incorporated by reference from Registration Statement on Form SB-2, as filed on August 3, 1998.
  (2) Incorporated by reference from Amendment No. 1 to Registration Statement on Form SB-2, as filed on October 19, 1998.
  (3) Incorporated by reference from Quarterly Report on Form 10-QSB, as filed on May 17, 1999.
  (4) Incorporated by reference from Quarterly Report on Form 10-QSB, as filed on August 16, 1999.
  (5) Incorporated by reference from Current Report on Form 8-K, as filed on November 17, 1999.
  (6) Incorporated by reference from Current Report on Form 8-K, as filed on November 30, 1999.
  (7) Incorporated by reference from Current Report on Form 8-K, as filed on December 30, 1999.


  ITEM 17.  UNDERTAKINGS

       The undersigned Registrant hereby undertakes (a) subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section; (b) to provide the Underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in the names as required by the Underwriters to permit prompt delivery to each purchaser; (c) if any public offering by the Underwriters is to be made on terms differing from those set forth on the cover page of the Prospectus, to file a post-effective amendment setting forth the terms of such offering; and (d) to deregister, by means of a post-effective amendment, any securities covered by this Registration Statement that remain unsold at the termination of this offering.

       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or preceding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

       The undersigned Registrant also undertakes that:

       (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

       (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering of those securities.

       (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       The undersigned Registrant further undertakes that it will file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to (i) include any prospectus required by Section 10(a)(3) of the Securities Act, (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement, and
(iii) include any additional or changed material information on the plan of distribution.

                                   SIGNATURES

       In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, in Salt Lake City, State of Utah, on January 10, 2000.

                                   VENTURI TECHNOLOGIES, INC.

                                   By:  /s/Gaylord M. Karren
                                        ----------------------------------------
                                        Gaylord M. Karren, Chairman of the Board
                                        and Chief Executive Officer

                                POWER OF ATTORNEY

       KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gaylord M. Karren as his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all Exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

       Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

           Signature                                 Title                             Date
           ---------                                 -----                             ----
  /s/Gaylord M. Karren                      Chairman of the Board and                  January 10, 2000
  --------------------------------          Chief Executive Officer
  Gaylord M. Karren                         (Principal Executive Officer)

  /s/John M. Hopkins                        President and Director                     January 10, 2000
  ---------------------------------
  John M. Hopkins

  /s/James K. Stone                         Director                                   January 10, 2000
  ---------------------------------
  James K. Stone

  /s/B. J. Mendenhall
  ----------------------------------        Controller                                 January 10, 2000
  B. J. Mendenhall                          (Principal Financial and
                                            Accounting Officer)



                                      II-4